82-4033

中远投资（新加坡）有限公司

COSCO CORPORATION (SINGAPORE) LIMITED

SINGAPORE

9 TEMASEK BOULEVARD, #07-00 SUNTEC TOWER TWO, SINGAPORE 038989
TEL: 6885 0888 FAX: 6336 9006 Website: www.cosco.com.sg

From Secretary's Office: 47 Hill Street #06-02
Chinese Chamber of Commerce & Industry Building
Singapore 179365
Tel No.: 6837 2133 Fax No.: 6337 2197

Our Ref: C200/SEC/LK/JL **Exemption No. 33-91910**

3 February 2004

[redacted]

04012864

04 FEB 18 AM 7:21

SUPPL

The U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Room 3099, Office of International Corporate Fin
Mail Stop 3-7
Washington D.C. 20549

Dear Sirs

COSCO CORPORATION (SINGAPORE) LIMITED
(EXEMPTION NO. 33-91910)

On behalf of Cosco Corporation (Singapore) Limited, a company incorporated in Singapore, I am furnishing herewith the below listed announcement pursuant to Rule 12g3-2(b) (iii) under the Securities Exchange Act of 1934 ("Exchange Act"):-

PROCESSED
FEB 19 2004
THOMSON FINANCIAL

Date of Announcement	**Description of Announcement**
20 January 2004	Query regarding trading activity.

Yours faithfully
COSCO CORPORATION (SINGAPORE) LIMITED

Lawrence Kwan
Secretary

dlw 2/18

encs

COSCO CORPORATION (SINGAPORE) LIMITED

QUERY REGARDING TRADING ACTIVITY

We refer to the query by Singapore Exchange Securities Trading Limited ("SGX") on the above today.

The Company and its directors are not aware of any information not previously announced concerning the Company, its subsidiaries or associated companies which might explain the trading.

The directors of the Company are also not aware of any other possible explanation that have resulted in the trading activity.

The Company confirms its compliance with the listing rules of SGX and, in particular, listing rule 703.

Submitted by Mr Ji Hai Sheng, President on 20/01/2004 to the SGX

20/1/04